Venerable Insurance and Annuity Company
and its Separate Account B
SmartDesign Variable Annuity

May 1, 2024, Notice Document

This notice document describes the SmartDesign Variable Annuity, a group and individual deferred combination variable and fixed annuity contract (the “Contract” or the “Contracts”) issued by Venerable Insurance and Annuity Company (the “Company,” “we,” “us” and “our”) through Separate Account B (the “Separate Account”).  The Contract has not been offered for new sales since April 2008 and this notice document describes the features and benefits of the Contract applicable to existing Contract Owners.

The Contract provides a means for the Contract Owner (“you” and “your”), to allocate your Account Value to one or more available investment options, which include:

•	Subaccounts of the Separate Account, each which invests in an underlying mutual fund (the “Funds”) – See APPENDIX A for more information about the Funds available through the Contract; and

•	Fixed interest allocation options, which may have various guaranteed interest periods (“Fixed Interest Options”) See APPENDIX B and APPENDIX C for more information about the Fixed Interest Options that may be available through the Contract.

The full SmartDesign Variable Annuity prospectus, as supplemented, contains more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789792&doctype=spros. You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

Additional general information about certain investment products, including variable annuities, has been prepared by the staff of the SEC and is available at  https://www.investor.gov/.

New regulations adopted by the Securities and Exchange Commission (“SEC”) require paper copies of the shareholder reports for the Funds available through your Contract to be sent to you by mail, unless you specifically elect to receive copies of the reports from the Company electronically. To elect and consent to the electronic receipt of Fund shareholder reports and other required documents, like this prospectus, please access your account information at Venerable.com and navigate to the “My Profile” section to manage your delivery preferences. You may also write to Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066.

The SEC has not approved or disapproved the securities described in this notice or passed upon the adequacy of this notice document. Any representation to the contrary is a criminal offense.

SPECIAL TERMS

The following terms have special meaning and are used throughout this notice document. Other special terms are generally defined in the sections where those terms appear.

Account Value	The total value of your investment in the Subaccounts of the Separate Account and the Fixed Interest Options available through the Contract.
Account Year	The time period between each anniversary of the Contract Date.
Annuity Start Date	The date you start receiving income phase payments under your Contract.
Cash Surrender Value	The amount you receive when you surrender the Contract.
Contract

The legal agreement between the Contract Owner(s) and the Company that governs the terms of the SmartDesign variable annuity. The Contract has two phases:

•

The accumulation phase (the period between the Contract Date and the Annuity Start Date) during which the Account Value may vary according to the investment experience of the Subaccounts of the Separate Account; and

•

The income phase (which begins on the Annuity Start Date) during which you receive regular income phase payments from the Contract).

Contract Date	The date the Contract became effective.
Contract Owner(s)	The person(s) or entity with all of the rights and options available through the Contract. Throughout this notice document we use “you” and “your” to refer to the Contract Owner(s).
Death Benefit	The amount paid to your designated beneficiaries upon your death. The Death Benefit depends on which of the three the Option Packages is in effect on the date of death.
Fixed Interest Options

Investment options that earn a stated amount of interest for a specified period of time (until its maturity date). A withdrawal from a Fixed Interest Option more than 30 days before its maturity date may be subject to Market Value Adjustment.

Funds	The underlying mutual funds in which the Subaccounts invest.
Market Value Adjustment	An adjustment to the Account Value for transfers or withdrawals from a Fixed Interest Option more than 30 days from its maturity date. The adjustment may be positive, negative or have no effect.
Option Packages

There are three Option Packages available under the Contract. You select an Option Package at the time of application, and you may transfer from one Option Package to another on a anniversary of the Contract Date.

Separate Account

Separate Account B, which is the separate investment account of the Company that supports the Contract. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). We own all the assets in Separate Account B but such assets are kept separate from our other accounts.

Subaccounts	Divisions of the Separate Account, each which invests exclusively in one underlying Fund. The value of each Subaccount will vary with the performance of its underlying Fund.

UPDATED INFORMATION ABOUT YOUR CONTRACT

There have been no material changes to your Contract’s features or its underlying investment options since the date of your most recent prospectus, as subsequently supplemented.

With respect to the Funds available through your Contract, please note the following important information.

Fund Reorganization. The following information only affects you if you currently invest in or plan to invest in the Subaccount that corresponds to the Voya Balanced Portfolio.

On January 10, 2024, the Board of Directors of Voya Balanced Portfolio, Inc. approved a proposal to reorganize (the “Reorganization”) Class S shares of the Voya Balanced Portfolio (the “Merging Portfolio”) with and into Class S shares of the Voya Balanced Income Portfolio (the “Surviving Portfolio”). The Reorganization does not require shareholder approval, and it is expected that the Reorganization will take place on or about July 12, 2024 (the “Reorganization Date”).

From the close of business on June 28, 2024 through the close of business on July 12, 2024, the Merging Portfolio will be in a “transition period” during which time a transition manager will align the Merging Portfolio’s holdings with those of the Surviving Portfolio. During this time, the Merging Portfolio may not be pursuing its investment objective and strategies, and limitations on permissible investments and investment restrictions will not apply. The sales and purchases of securities during the transition period are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

Voluntary Transfers Before the Reorganization Date. Any time prior to the Reorganization Date you may transfer amounts allocated to the Subaccount that invests in the Merging Portfolio to any other available Subaccount. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. You may give us alternative allocation instructions at any time by writing to Customer Service at P.O. Box 9271, Des Moines, IA 50306-9271 or calling (800) 366-0066. See the “Investment Options” section of this Notice and the section in the Contract prospectus that deals with transfers among investment options for information about making Subaccount transfers, including applicable restrictions and limits on transfers.

On the Reorganization Date. On the Reorganization Date, your investment in the Subaccount that invests in the Merging Portfolio will automatically become an investment in the Subaccount that invests in the Surviving Portfolio with an equal total net asset value. There will be no charge for this automatic reallocation, and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. Furthermore, you will not incur any tax liability because of this automatic reallocation, and your Contract Value immediately before the reallocation will equal your Contract Value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Portfolio will no longer be available through your Contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the Subaccount that invests in the Merging Portfolio will be automatically allocated to the Subaccount that invests in the Surviving Portfolio. You may give us alternative allocation instructions at any time by writing to Customer Service at P.O. Box 9271, Des Moines, IA 50306-9271 or calling (800) 366-0066. See the “Investment Options” section of this Notice and the section in the Contract prospectus that deals with transfers among investment options for information about making Subaccount transfers, including applicable restrictions and limits on transfers. Information about the Surviving Portfolio can be found in Appendix A to this Notice.

KEY INFORMATION

Important information you should consider about the Contract:

FEES AND EXPENSES
Charges for Early Withdrawals

If you withdraw money from or surrender the Contract within seven (7) years following a premium payment, you may be assessed an early withdrawal charge. The early withdrawal charge is generally a percentage of the premium withdrawn or surrendered, and the maximum an early withdrawal charge is 7% of each premium payment. For example, if you make an early withdrawal, you could pay an early withdrawal charge of up to $7,000 on a $100,000 premium payment. See “Early Withdrawal Charge” in the full prospectus, as supplemented, for more information.

Transaction Charges

In addition to early withdrawal charges, there may be an additional charge if:

•

You transfer Account Value between Subaccounts;

•

You request that withdrawal proceeds be mailed for overnight delivery; or

•

State or local premium taxes become due.

See “TRANSACTION FEES” in the full prospectus, as supplemented, for more information.

Ongoing Fees and Expenses (annual amounts)

Minimum and Maximum Annual Fee Table. The table below describes the lowest and highest current fees and expenses that you may pay each year, depending on the Option Package you choose. Refer to your Contract schedule pages for information about the specific fees you will pay each year based on the options you have elected.

	Annual Fee	Minimum	Maximum
	Base Contract (varies by Contract class)	0.95%[1]	1.42%[1]
	Investment options (Fund fees and expenses)	0.40%[2]	1.77%[2]
See “FEES” in the full prospectus, as supplemented, for more information.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add early withdrawal charges that substantially increase costs.

	Lowest Annual Cost: $1,214	Highest Annual Cost: $2,904

Assumes:

•

Investment of $100,000;

•

5% annual appreciation;

•

Least expensive Contract class (Option Package I) and Fund fees and expenses;

•

No sales charges; and

•

No additional purchase payments, transfers, or withdrawals.

Assumes:

•

Investment of $100,000;

•

5% annual appreciation;

•

Most expensive Contract class (Option Package III) and Fund fees and expenses;

•

No sales charges; and

•

No additional purchase payments, transfers, or withdrawals.

1	As a percentage of Account Value in each Subaccount. This fee includes the Mortality and Expense Risk Charge, the Annual Administrative Expense Charge, and the annual dollar based Maintenance Fee converted into an annual percentage. We calculate the Base Contract fee by dividing the total amount of these charges collected during the last fiscal year by the total average net assets attributable to the Contracts for that year. The annual dollar based Maintenance Fee is waived if your Account Value is $50,000 or more on the date the fee is to be deducted. The minimum amount reflects this waiver, while the maximum amount does not. Your Contract class depends on the Option Package selected and when you purchased your Contract. Refer to your Contract schedule pages for the fees and charges that apply to your Contract.
2	As a percentage of Fund assets. These figures reflect the minimum and maximum Fund fees and expense before any expense reimbursements or fee waiver arrangements.

RISKS See “Factors to consider in the Purchase Decision” in the full prospectus, as supplemented, for more information.
Risk of Loss	You can lose money investing in the Contract, including loss of principal.
Not a Short-Term Investment

The Contract is not a short-term investment and is not appropriate if you need ready access to cash.

Early withdrawal charges apply for up to seven years after each premium payment. They will reduce the value of your Contract if you withdraw money from or surrender your Contract during that time. A Market Value Adjustment may also apply for withdrawals or surrenders from the Fixed Interest Options before the end of its guaranteed interest period. The benefits of tax deferral also mean the Contract is more beneficial to investors with a long-term investment time horizon.

Risks Associated with the Investment Options

An investment in the Contract is subject to the risk of poor investment performance of the investment options you choose.

Each available Fund and Fixed Interest Option has its own unique risks, and you should review information about each investment option, including the Fund prospectuses, before making an investment decision.

Insurance Company Risks

Any obligations, guarantees, and benefits of the Contract, including those related to any Fixed Interest Option, are subject to the financial strength and claims paying ability of the Company. If the Company experiences financial distress, it may not be able to meet its obligations to you. More information about the Company, including its financial strength, is available on request by calling Customer Service at 1-800-366-0066.

Cyber-Security Risks.

Like others in our industry, we are subject to operational and information security risks resulting from “cyber-attacks,” “hacking” or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third-party administrator, the underlying Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, cyber-attacks may interfere with our processing of Contract transactions, including the processing of orders from our website or with the underlying Funds, impact our ability to calculate Accumulation Unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying Funds invest, which may cause the Funds underlying your Contract to lose value. There can be no assurance that we or the underlying Funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

RESTRICTIONS
Investment Options

There may be a $10 charge for each transfer between Subaccounts after the first 12 in an Account Year. See “FEES” “Transfer Charge” in the full prospectus, as supplemented, for more information.

We reserve the right to close or remove Funds to future investment and to substitute Funds that are available under the Contract. Additionally, we may restrict or limit the Guaranteed Interest Periods that are available under the Fixed Interest Options. See “INVESTMENT OPTIONS” “Selecting Investment Options” in the full prospectus, as supplemented, for more information.

The Contract is not designed to serve as a vehicle for frequent transfers. We monitor for excessive trading and reserve the right to limit the number of transfers you may make between investment options and may otherwise modify or terminate transfer privileges. We may also suspend electronic trading privileges for those that are found to have violated our Excessive Trading Policy. See “TRANSFERS AMONG YOUR INVESTMENT OPTIONS (EXCESSIVE TRADING POLICY” in the full prospectus, as supplemented, for more information.

Option Packages

There are three Option Packages available under the Contract. You select an Option Package at the time of application and may change it, but only on an account anniversary. There are also age limits on the calculation of various available death benefits.

		Option Package I	Option Package II	Option Package III
	Death Benefit on Death of the Annuitant	The greater of: (1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or (2) The account value on the claim date.

The greater of:

(1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or

(2) The account value on the claim date; or

(3) The “step-up value” on the claim date.

The greater of:

(1) The sum of all purchase payments, adjusted for amounts withdrawn or applied to an income phase payment option as of the claim date; or

(2) The account value on the claim date; or

(3) The “step-up value” on the claim date; or

(4) The “roll-up value” on the claim date.

See “TRANSFERS BETWEEN OPTION PACKAGES” and “DEATH BENEFIT” in the full prospectus, as supplemented, for more information.

TAXES See “FEDERAL TAX CONSIDERATIONS” in the full prospectus, as supplemented, for more information.
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in and purchase payments received under the Contract.

If you purchased the contract through a tax-qualified retirement plan or individual retirement arrangement (“IRA”) you do not get any additional tax deferral.

Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may pay a 10% additional tax for withdrawals and surrenders before age 59½.

CONFLICTS OF INTEREST See “OTHER TOPICS” “Selling the Contract” in the full prospectus, as supplemented, for more information.
Investment Professional Compensation

Although the Contracts are no longer offered for new sales, firms and their registered representatives that sold the Contract may receive commissions on additional premium payments and may also be paid trail commissions for past sales activity based on the values of Contracts sold through the firm. This compensation is not paid directly by Contract Owners or the Separate Account. This compensation may have influenced your investment professional to offer or recommend the Contract over another investment and could influence your investment professional to recommend keeping the Contract.

Exchanges

Some investment professionals may have a financial incentive to offer you a new contract in place of the Contract you already own. You should only exchange your Contract if you determine, after comparing the features, benefits, fees, and risks of both contracts, that it is preferable for you to exchange your Contract for a new contract rather than to continue to own your existing Contract.

APPENDIX A – FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of the Funds available through the Subaccounts under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://docs.venerable.com/#/landing?prod=380789792&doctype=spros.

You can also request this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

The current expenses and performance information below reflects fee and expenses of the Funds, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Consult with your investment professional to determine if the Funds may be suited to your financial needs, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

Open Funds

Subaccounts that invest in the following Funds are open to new premiums and transfers of Account Value.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks high total investment return.	BlackRock Global Allocation V.I. Fund Investment Adviser: BlackRock Advisors, LLC Subadviser: Blackrock (Singapore) Limited and Blackrock International Limited	(Class III) 1.02%[1]	12.49%	7.39%	4.63%
Seeks to maximize income while maintaining prospects for capital appreciation.	Voya Balanced Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	(Class S) 0.86%[1]	11.42%	4.99%	4.28%
Seeks long-term capital growth and current income.	Voya Global High Dividend Low Volatility Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	(Class S) 0.85%[1]	6.43%	7.89%	5.90%

1	Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks capital appreciation.	Voya Global Insights Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 1.00%[1]	32.24%	11.61%	8.02%
Seeks total return.	Voya Global Perspectives® Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 1.09%[1]	10.19%	5.55%	3.99%
Seeks high level of current income consistent with the preservation of capital and liquidity.	Voya Government Liquid Assets Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.53%	4.68%	1.60%	0.98%
Seeks to provide investors with a high level of current income and total return.	Voya High Yield Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.72%[1]	12.01%	4.60%	3.87%
Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.	Voya Intermediate Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.80%[1]	7.03%	1.26%	2.09%
Seeks maximum total return.	Voya International High Dividend Low Volatility Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Uses managed volatility strategies.	(Class S) 0.99%	14.52%	6.06%	2.40%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.	Voya International Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 0.95%[1]	17.10%	7.33%	3.48%
A non-diversified Portfolio that seeks long-term capital growth.	Voya Large Cap Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class ADV) 1.27%[1]	37.06%	14.06%	11.66%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a conservative level of risk relative to the other Voya Retirement Portfolios.	Voya Retirement Conservative Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 0.87%[1]	8.79%	4.19%	3.53%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Growth Portfolio.	Voya Retirement Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 1.01%[1]	17.82%	9.38%	6.47%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Moderate Portfolio but less than that of Voya Retirement Growth Portfolio.	Voya Retirement Moderate Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 0.99%[1]	15.37%	8.36%	5.94%
Seeks a high level of total return (consisting of capital appreciation and income) consistent with a level of risk that can be expected to be greater than that of Voya Retirement Conservative Portfolio but less than that of Voya Retirement Moderate Growth Portfolio.	Voya Retirement Moderate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class ADV) 0.94%[1]	11.24%	6.34%	4.69%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.	Voya Russell™ Large Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.68%[1]	45.65%	19.92%	15.23%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.	Voya Russell™ Large Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.61%[1]	29.08%	15.81%	12.03%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.	Voya Russell™ Large Cap Value Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.59%[1]	9.99%	10.10%	7.82%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.	Voya Russell™ Mid Cap Growth Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.65%[1]	25.02%	13.05%	9.85%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.	Voya Russell™ Mid Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.65%[1]	16.51%	11.98%	8.74%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.	Voya Russell™ Small Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.70%[1]	16.35%	9.34%	6.62%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.	Voya Small Company Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC Sub-Sub-Adviser: Voya Investment Management (UK) Limited	(Class S) 1.11%[1]	17.68%	9.57%	6.75%
Seeks to provide capital growth through a diversified asset allocation strategy.	Voya Solution Moderately Aggressive Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC A Fund of Funds.	(Class S) 1.01%	18.61%	9.51%	6.55%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg U.S. Aggregate Bond Index.	Voya U.S. Bond Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.61%[1]	4.77%	0.53%	1.24%
Seeks total return.	Voya U.S. Stock Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.51%[1]	25.56%	15.09%	11.46%
Seeks to maximize real return, consistent with preservation of real capital and prudent investment management.	VY® Blackrock Inflation Protected Bond Portfolio Investment Adviser: Voya Investments, LLC Subadviser: BlackRock Financial Management, Inc.	(Class S) 0.87%[1]	4.17%	2.64%	1.70%
Seeks total return consisting of long-term capital appreciation and current income.	VY® Invesco Equity and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class S2) 1.01%[1]	9.83%	9.42%	6.64%
Seeks long-term growth of capital and income.	VY® Invesco Growth and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class S) 0.86%[1]	12.34%	11.85%	8.25%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks capital appreciation.	VY® JPMorgan Emerging Markets Equity Portfolio Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	(Class S) 1.44%[1]	6.38%	4.45%	3.57%
A non-diversified Portfolio that seeks long-term capital appreciation.	VY® Morgan Stanley Global Franchise Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Morgan Stanley Investment Management Inc.	(Class S) 1.20%[1]	15.91%	11.23%	9.42%
Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.	VY® T. Rowe Price Capital Appreciation Portfolio Investment Adviser: Voya Investments, LLC Subadviser: T. Rowe Price Associates, Inc.	(Class S) 0.89%	18.60%	12.59%	10.31%

Closed Funds

Subaccounts that invest in the following Funds are closed to new premiums and transfers of Account Value. Contract Owners who have value in any of the closed Funds may leave their Account Value allocated to the Subaccounts that invest in these Funds.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation.	Columbia Variable Portfolio – Small Cap Value Fund Investment Adviser: Columbia Management Investment Advisers, LLC	(Class 2) 1.11%[1]	21.67%	13.39%	8.40%
Seeks investment results, before fees and expenses, that track the performance of the ProFunds Europe 30 Index®.	ProFund VP Europe 30 Investment Adviser: ProFund Advisors LLC	1.68%[1]	17.47%	7.60%	2.67%
Seeks daily investment results, before fees and expenses, that correspond to one and one-quarter times the inverse (-1.25x) of the daily performance of the most recently issued 30-year U.S. Treasury Bond.	ProFund VP Rising Rates Opportunity Investment Adviser: ProFund Advisors LLC	1.68%	1.75%	-0.50%	-5.26%
Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.	Voya Balanced Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 1.03%[1]	15.71%	7.72%	5.58%
Seeks capital appreciation.	Voya Global Insights Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class I) 0.75%[1]	32.69%	11.91%	8.30%
Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.	Voya Index Plus LargeCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.80%[1]	25.71%	14.45%	11.05%
Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.	Voya Index Plus MidCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.85%[1]	17.20%	11.82%	7.88%

1	Current Expenses are each Fund’s total net annual operating expenses and reflect any temporary expense reimbursements or fee waiver arrangements that are in place and reported in the Fund’s prospectus.

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.	Voya Index Plus SmallCap Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.85%[1]	17.89%	10.61%	7.42%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.	Voya International Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.71%[1]	17.54%	7.59%	3.74%
A non-diversified Portfolio that seeks long-term capital growth.	Voya Large Cap Growth Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 0.92%[1]	37.38%	14.46%	12.04%
Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.	Voya Russell™ Large Cap Index Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class I) 0.36%[1]	29.41%	16.10%	12.31%
Seeks long-term capital appreciation.	Voya SmallCap Opportunities Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Voya Investment Management Co. LLC	(Class S) 1.11%[1]	20.65%	8.83%	5.98%
Seeks high total return consisting of capital appreciation and current income.	VY® CBRE Global Real Estate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	(Class S) 1.15%[1]	12.33%	5.90%	4.23%
Seeks total return including capital appreciation and current income.	VY® CBRE Real Estate Portfolio Investment Adviser: Voya Investments, LLC Subadviser: CBRE Investment Management Listed Real Assets LLC	(Class S) 1.00%[1]	14.04%	8.62%	7.43%

INVESTMENT OBJECTIVE	FUND NAME INVESTMENT ADVISER/SUBADVISER	CURRENT EXPENSES	AVERAGE ANNUAL TOTAL RETURNS
			(as of 12/31/2023)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	VY® Columbia Small Cap Value II Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Columbia Management Investment Advisers, LLC	(Class S) 1.18%[1]	13.85%	11.62%	7.07%
Seeks total return consisting of long-term capital appreciation and current income.	VY® Invesco Equity and Income Portfolio Investment Adviser: Voya Investments, LLC Subadviser: Invesco Advisers, Inc.	(Class S) 0.86%[1]	9.97%	9.56%	6.77%
Seeks growth from capital appreciation.	VY® JPMorgan Mid Cap Value Portfolio Investment Adviser: Voya Investments, LLC Subadviser: J.P. Morgan Investment Management Inc.	(Class S) 1.10%[1]	10.54%	10.61%	7.77%

APPENDIX B – GUARANTEED ACCOUNT

The Guaranteed Account (the “Guaranteed Account”) is a fixed interest option available during the accumulation phase under the Contract. This appendix is only a summary of certain facts about the Guaranteed Account. Please read the Guaranteed Account provisions of your Contract carefully before investing in this option.

In General.  Amounts invested in the Guaranteed Account earn specified interest rates if left in the Guaranteed Account for specified periods of time. If you withdraw or transfer those amounts before the specified periods elapse, we may apply a market value adjustment (described below), which may be positive or negative.

When deciding to invest in the Guaranteed Account, contact your sales representative or Customer Service to learn:

•	The interest rate(s) we will apply to amounts invested in the Guaranteed Account. We change the rate(s) periodically. Be certain you know the rate we guarantee on the day your account dollars are invested in the Guaranteed Account. Guaranteed interest rates will never be less than an annual effective rate of 3%; and

•	The period of time your account dollars need to remain in the Guaranteed Account in order to earn the rate(s). You are required to leave your account dollars in the Guaranteed Account for a specified period of time in order to earn the guaranteed interest rate(s).

Deposit Period. During a deposit period, we offer a specific interest rate for dollars invested for a certain guaranteed term. For a specific interest rate and guaranteed term to apply, account dollars must be invested in the Guaranteed Account during the deposit period for which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Account. For guaranteed terms one year or longer, we may apply more than one specified interest rate. The interest rate we guarantee is an annual effective yield. That means the rate reflects a full year’s interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. Guaranteed interest rates will never be less than an annual effective rate of 3%. Among other factors, the safety of the interest rate guarantees depends upon the Company’s claims paying ability.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Account in order to earn the guaranteed interest rate. For guaranteed terms one year or longer, we may offer different rates for specified time periods within a guaranteed term. We offer different guaranteed terms at different times. We also may offer more than one guaranteed term of the same duration with different interest rates. Check with your sales representative or Customer Service to learn what terms are being offered. The Company also reserves the right to limit the number of guaranteed terms or the availability of certain guaranteed terms.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Account is withdrawn or transferred, you may incur one or more of the following:

•	Market Value Adjustment (“MVA”)—as described in this Appendix;

•	Tax penalties and/or tax withholding—see “Federal Tax Considerations”;

•	Early withdrawal charge—see “Fees”; or

•	Maintenance fee—see “Fees.”

We do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks. Rather, we consider these risks when determining the interest rate to be credited.

Market Value Adjustment (“MVA”). If your account value is withdrawn or transferred from the Guaranteed Account before the guaranteed term is completed, an MVA may apply. The MVA reflects investment value changes caused by changes in interest rates occurring since the date of deposit. The MVA may be positive, negative, or have no impact.

If interest rates at the time of withdrawal or transfer have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Account. If interest rates at the time of withdrawal or transfer have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

MVA Waiver. For withdrawals or transfers from a guaranteed term before the guaranteed term matures, the MVA may be waived for:

•	Transfers due to participation in the dollar cost averaging program;

•	Withdrawals taken due to your election of SWO or ECO (described in “Systematic Distribution Options” of the full prospectus), if available; and

•	Withdrawals for minimum distributions required by the Tax Code and for which the early withdrawal charge is waived.

Effective February 13, 2018 (the “Effective Date”), your Contract was endorsed or otherwise amended to limit any negative Market Value Adjustment that we may apply to a Withdrawal from the Guaranteed Account. More specifically, on and after the Effective Date, we will limit future negative Market Value Adjustments that we may apply to any Withdrawals from the Guaranteed Account so that any such Market Value Adjustments will not cause your applicable Guaranteed Account value to be less than the following “Floor Guarantee”:

•	100% of premiums or other amounts allocated to the Guaranteed Account, accumulated while so allocated with interest at an effective annual rate equal to the greater of (i) any guaranteed minimum interest rate (“GMIR”) applicable to the Guaranteed Account and (ii) 1.5%; minus

•	The amount of any Withdrawals from the Guaranteed Account (before applying any positive or negative Market Value Adjustments); minus

•	Any applicable early withdrawal charges.

If your Guaranteed Account value after application of any Market Value Adjustment or upon any Withdrawal not subject to a Market Value Adjustment is less than the Floor Guarantee, then we will reset your applicable Guaranteed Account value to equal the amount of your Floor Guarantee.

In applying any Market Value Adjustment, each Fixed Interest Option will be considered separately, meaning that amounts allocated to the Guaranteed Account at different points in time, and earning different rates of interest for different guaranteed interest periods, will be considered separately. The Floor Guarantee has no impact on any positive Market Value Adjustments that may apply to a Withdrawal from a Fixed Interest Option.

Additionally, on the Effective Date the GMIR for the Guaranteed Account is increased to 1.5% if prior to the Effective Date the applicable GMIR was less than 1.5%. As a result of the above-referenced endorsement or amendment to the Contract, on and after the Effective Date interests in the Guaranteed Account are no longer securities registered under the Securities Act of 1933.

Death Benefit. When a death benefit is paid under the contract within six months of the date of death, only a positive aggregate MVA amount, if any, is applied to the account value attributable to amounts withdrawn from the Guaranteed Account. This provision does not apply upon the death of a spousal beneficiary or joint contract holder who continued the account after the first death. If a death benefit is paid more than six months from the date of death, a positive or negative aggregate MVA amount, as applicable, will be applied.

Partial Withdrawals. For partial withdrawals during the accumulation phase, amounts to be withdrawn from the Guaranteed Account will be withdrawn pro rata from each group of deposits having the same length of time until the maturity date (“Guaranteed Term Group”). Within each Guaranteed Term Group, the amount will be withdrawn first from the oldest deposit period until depleted, then from the next oldest and so on until the amount requested is satisfied.

Guaranteed Terms Maturity. As a guaranteed term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new guaranteed term; (b) transferred to other available investment options; or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge, taxation and, if you are under age 59½, tax penalties may apply.

If no direction is received from you at Customer Service by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to a new guaranteed term of a similar length. If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows transfers or withdrawals without an MVA if the transfer or withdrawal occurs during the calendar month immediately following a guaranteed term maturity date. This waiver of the MVA only applies to the first transaction regardless of the amount involved in the transaction.

Under the Guaranteed Account each guaranteed term is counted as one funding option. If a guaranteed term matures and is renewed for the same term, it will not count as an additional investment option for purposes of any limitation on the number of investment options.

Subsequent Purchase Payments. Purchase payments received after your initial purchase payment to the Guaranteed Account will be allocated in the same proportions as the last allocation, unless you properly instruct us to do otherwise. If the same guaranteed term(s) is not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

Dollar Cost Averaging. The Company may offer more than one guaranteed term of the same duration and credit one with a higher rate contingent upon use only with the dollar cost averaging program. If amounts are applied to a guaranteed term which is credited with a higher rate using dollar cost averaging and the dollar cost averaging is discontinued, the amounts will be transferred to another guaranteed term of the same duration and an MVA will apply.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Account may be transferred among guaranteed terms offered through the Guaranteed Account and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term. The 90-day wait does not apply to:

•	Amounts transferred on the maturity date or under the maturity value transfer provision;

•	Amounts transferred from the Guaranteed Account before the maturity date due to the election of an income phase payment option;

•	Amounts distributed under the ECO or SWO (see “Systematic Distribution Options” in the full prospectus); and

•	Amounts transferred from an available guaranteed term in connection with the dollar cost averaging program.

Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Transfers of the Guaranteed Account values on or within one calendar month of a term’s maturity date are not counted as one of the 12 free transfers of accumulated values in the account.

Reinstating Amounts Withdrawn from the Guaranteed Account. If amounts are withdrawn and then reinstated in the Guaranteed Account, we apply the reinstated amount to the current deposit period. This means the guaranteed annual interest rate and guaranteed terms available on the date of reinstatement will apply. We reinstate amounts proportionately in the same way as they were allocated before withdrawal. We will not credit your account for market value adjustments that we deducted, any premium bonus forfeited or any taxes that were withheld at the time of withdrawal.

The Income Phase. The Guaranteed Account cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a fixed or variable payment option and to transfer your Guaranteed Account dollars to the general account or any of the subaccounts available during the income phase. Transfers made due to the election of a lifetime income phase payment option will be subject to only a positive aggregate MVA.

Distribution. Directed Services LLC is principal underwriter and distributor of the contract. Directed Services LLC enters into sales agreements with broker-dealers to sell the contract through registered representatives who are licensed to sell securities and variable insurance products. These broker-dealers are registered with the SEC and are members of the Financial Industry Regulatory Authority (“FINRA”). From time to time the Company may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the contract and may negotiate different commissions for these broker-dealers.

Market Value Adjustment Examples with Application of the Floor Guarantee

The following examples show the application of the Floor Guarantee in relation to any negative MVA on Withdrawals from the Guaranteed Account.

Assumptions used for Examples #1 and #2:

•	On May 15, 2000, $200,000 is invested in the Guaranteed Account with a guaranteed interest period of 10 years;

•	On the Maturity Date, the full amount invested in the Guaranteed Account is renewed into another 10 year guaranteed interest period;

•	A Withdrawal request is made on March 30, 2018, when the Guaranteed Account value is $350,000;

•	No prior Withdrawals affecting the Guaranteed Account have been taken;

•	A 3% GMIR applies to the Guaranteed Account under the Contract;

•	A 10% negative MVA would normally apply to full Withdrawal absent the Floor Guarantee; and

•	Any applicable early withdrawal charges are not applied.

Example #1: Full Withdrawal with a negative MVA limited by the Floor Guarantee

Step 1: Calculate the Guaranteed Account value after the MVA (without the Floor Guarantee).

In this example, the Guaranteed Account value ($350,000) after application of the -10% MVA (-$35,000) equals $315,000.

Step 2: Calculate the Floor Guarantee.

The Floor Guarantee is calculated by accruing the $200,000 invested in the Guaranteed Account with 3% interest annually (because the GMIR under the Contract is more than 1.5%). The Floor Guarantee on the date of the Withdrawal as a result of this calculation equals $339,330.

Step 3: Compare the result from Step 1 (the Guaranteed Account value after the MVA) to the result from Step 2 (the Floor Guarantee).

The amount paid will be the greater of:

•	The calculated Guaranteed Account value after application of the MVA; and

•	The Floor Guarantee.

Consequently, in this example the amount paid as a result of the full Withdrawal request is the Floor Guarantee amount of $339,330. The Floor Guarantee limits the amount of the MVA actually assessed, which is effectively -3.05% (the “Effective MVA”) instead of the normal -10%.

The Effective MVA may limit the MVA calculated under the Contract to ensure that upon full Withdrawal the net proceeds do not fall below the Floor Guarantee. The Effective MVA is calculated as follows [Floor Guarantee ÷ Guaranteed Account value]-1. Therefore, in this example the Effective MVA calculation is [$339,330 ÷ $350,000] – 1 = -3.05%.

Example #2: $100,000 Partial Withdrawal with a negative MVA limited by the Floor Guarantee

Step 1: Calculate the Effective MVA as if a full Withdrawal were being taken (see Example #1).

In this example, the Guaranteed Account value ($350,000) after application of the -10% MVA (-$35,000) equals $315,000.

The Floor Guarantee is calculated by accruing the $200,000 invested in the Guaranteed Account with 3% interest annually (because the GMIR under the Contract is more than 1.5%). As a result of this calculation, the Floor Guarantee on the date of the Withdrawal equals $339,330.

Because the Floor Guarantee ($339,330) exceeds the Guaranteed Account value after application of the negative MVA, but does not exceed the total Guaranteed Account value immediately prior to the Withdrawal, the Guaranteed Account value ($350,000) is adjusted to equal the amount of the Floor Guarantee. In this example, the Guaranteed Account value is reduced by -3.05%, which is the Effective MVA actually assessed instead of the normal -10%.

Step 2: Apply the Effective MVA to the amount withdrawn as a consequence of the partial Withdrawal request.

A partial Withdrawal request for $100,000 will result in a reduction of the Guaranteed Account value equal to the amount requested plus the amount needed to cover the Effective MVA of -3.05%. The total amount withdrawn is calculated as we normally do, except that the Effective MVA percentage is used: [Withdrawal amount requested] ÷ [1 + (Effective MVA%)]. Therefore, in this example the total amount withdrawn is: [$100,000] ÷ [1 + (-3.05%)] = $103,145.

Step 3: Calculate the new Guaranteed Account value after the partial Withdrawal and the Effective MVA.

In this example, the Guaranteed Account value ($350,000) after the $100,000 partial Withdrawal and application of the -3.05% Effective MVA (-$3,145) equals $246,855.

Step 4: Calculate the new Floor Guarantee after the partial Withdrawal.

The Floor Guarantee is calculated by accruing the $200,000 invested in the Guaranteed Account with 3% interest annually (because the GMIR under the Contract is more than 1.5%). The Floor Guarantee immediately prior to the Withdrawal as a result of this calculation equals $339,330. This amount is reduced by the $100,000 partial Withdrawal (without taking into account the negative Effective MVA), and the Floor Guarantee after the partial Withdrawal equals $239,330.

Assumptions used for Example #3:

•	On May 15, 2000, $200,000 is invested in the Guaranteed Account with a guaranteed interest period of 10 years;

•	On the Maturity Date, a partial Withdrawal of $90,000 is taken;

•	The full amount invested in the Guaranteed Account less the aforementioned $90,000 Withdrawal is renewed into another 10 year guaranteed interest period;

•	A $100,000 partial Withdrawal request is made on March 30, 2018, when the Guaranteed Account value is $150,000;

•	A 0% GMIR applies to the Guaranteed Account under the Contract;

•	A 10% negative MVA would normally apply to full Withdrawal absent the Floor Guarantee; and

•	Any applicable early withdrawal charges are not applied.

Example #3: Partial Withdrawal with a negative MVA limited by the Floor Guarantee

Step 1: Calculate the Effective MVA as if a full Withdrawal were being taken.

In this example, the Guaranteed Account value on the date of the second Withdrawal ($150,000) after application of the -10% MVA (-$15,000) equals $135,000.

The Floor Guarantee is calculated by accruing the $200,000 invested in the Guaranteed Account with 1.5% interest annually (because the GMIR under the Contract is less than 1.5%). On May 15, 2010, the Floor Guarantee is equal to $232,127. On this date, $90,000 is withdrawn and the new Floor Guarantee is $142,127, which will continue to accrue 1.5% interest annually. As a result of this calculation, the Floor Guarantee on the date of the second Withdrawal equals $159,818.

Because the Floor Guarantee ($159,818) exceeds the Guaranteed Account value after application of the negative MVA and also exceeds the Guaranteed Account value immediately prior to the Withdrawal, the Guaranteed Account value is reset to equal the amount of the Floor Guarantee (here, $159,818). Because the Floor Guarantee and Guaranteed Account value are equal, the Effective MVA actually assessed is 0% instead of the normal -10%.

Step 2: Apply the Effective MVA to the amount withdrawn as a consequence of the partial Withdrawal request.

A partial Withdrawal request for $100,000 will result in a reduction of the Guaranteed Account value equal to the amount requested ($100,000). No negative MVA is assessed because the Effective MVA is 0%.

Step 3: Calculate the new Guaranteed Account value after the partial Withdrawal and the Effective MVA.

In this example, the Guaranteed Account value ($159,818) after the $100,000 partial Withdrawal equals $59,818.

Step 4: Calculate the new Floor Guarantee after the partial Withdrawal.

Based on the calculation above, the Floor Guarantee immediately prior to the Withdrawal equals $159,818. When this amount is reduced by the $100,000 partial Withdrawal, the Floor Guarantee is the same as the Guaranteed Account value after the partial Withdrawal and application of the 0% Effective MVA, $59,818.

APPENDIX C – FIXED INTEREST DIVISION

A Fixed Interest Division option is available through certain group and individual deferred variable annuity contracts offered by the Company. The Fixed Interest Division is part of the VIAC General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account are registered under the Investment Company Act of 1940. Except in a few states, the Fixed Interest Division is closed to new investments.

Where available, interests in the Fixed Interest Division are offered through an Offering Brochure, which has more complete information. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division. The Fixed Interest Division is different from the Guaranteed Account, which is described in Appendix B and which may not be available in your state. If you are unsure whether the Fixed Interest Division is available in your state, please contact Customer Service at (800) 366-0066. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums, in lieu of the Guaranteed Account. The Fixed Interest Division may not be available in some states. Some restrictions may apply.

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HOW TO GET MORE INFORMATION

This notice document incorporates by reference the full SmartDesign Variable Annuity prospectus and Statement of Additional Information (“SAI”), as amended and supplemented, which contain more information about the Contract, including its features, benefits, and risks. You can find the most recent full prospectus and SAI and subsequent prospectus supplements and other information about the Contract online at https://docs.venerable.com/#/landing?prod=380789792&doctype=spros.  You can also obtain this information at no cost by calling 1-800-366-0066 or by sending an email request to smb-usa-mailbox@venerable.com.

SmartDesign Variable Annuity, Contract I.D. C00002511	May 1, 2024